SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly Held Company

MATERIAL FACT

Clarification about the volume of a discovery in Sergipe

Rio de Janeiro, October 29th, 2010 – Petróleo Brasileiro S.A. - Petrobras, in response to official letter CVM/SEP/GEA-1/No. 406/2010, clarifies about an article published by the Brazilian press, titled "Sergipe reserve is of tens of millions of barrels."

The mentioned discovery was announced on October 27th, 2010, via a Notice to the Market, and was the result of the drilling of the well called 1-BRSA-851-SES (1-SES-158), known as Barra, located in block SEAL-M-426, in the BM-SEAL-11 concession, northeast of the Sergipe sub-basin, at water depths of 2341 meters, and 58 km off the coast of the state of Sergipe.

The statement made by the Company's Executive Manager for Exploration and Production, mentioned in the article, that the discovery would be sized at "tens of millions" of barrels, was based on information disclosed in the Notice that the reservoirs identified in well 1-SES-158 are similar to those occurring in the offshore section of Campos Basin, and was based on suppositions.

Further analyses and testing will be needed in order for it to be possible to size up the field's expected recoverable volume. Additionally, as the Company has already announced, the presence of light hydrocarbons in these reservoirs was attested through profiles only, and this does not allow for the estimated recoverable volume to be defined.

Therefore, the Company reasserts the information announced on October 28th, 2010, in the Notice to the Market titled "Clarification on the new discovery in Sergipe Basin," that the information obtained so far does not suffice to make an estimation and to announce the expected recoverable volumes.

The Company once again emphasizes that this well, which is still being drilled, will serve to continue the assessment process of older and deeper reservoirs.

Almir Guilherme Barbassa

CFO and Investor Relations Director

Petróleo Brasileiro S.A. – Petrobras

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.